UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Professional Diversity Network, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

74312Y103

(CUSIP Number)

Todd M. Enright

White Winston Select Asset Funds, LLC

265 Franklin St., Suite 1702

Boston, MA 02110

801-938-7540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74312Y103	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) White Winston Select Asset Funds, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 371,445
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,445 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes a warrant to purchase up to 125,000 Shares at an exercise price of $20.00 per share, which warrant is exercisable at any time between December 30, 2016, and December 30, 2021.

CUSIP No. 74312Y103	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Todd M. Enright
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 371,445
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,445 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes a warrant to purchase up to 125,000 Shares at an exercise price of $20.00 per share, which warrant is exercisable at any time between December 30, 2016, and December 30, 2021.

CUSIP No. 74312Y103	13D	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Blundell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 371,445
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,445 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes a warrant to purchase up to 125,000 Shares at an exercise price of $20.00 per share, which warrant is exercisable at any time between December 30, 2016, and December 30, 2021.

CUSIP No. 74312Y103	13D	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald Feagan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 371,445
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,445 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes a warrant to purchase up to 125,000 Shares at an exercise price of $20.00 per share, which warrant is exercisable at any time between December 30, 2016, and December 30, 2021.

CUSIP No. 74312Y103	13D	Page 6 of 9 Pages

EXPLANATORY NOTE

This statement amends and restates the Schedule 13D originally filed on July 11, 2016. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. All items not supplemented in this Amendment remain unchanged from the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer.

This statement relates to 246,445 shares (the “Issued Shares”) of the Common Stock, par value $0.01 per share (“Common Stock”), of Professional Diversity Network, Inc. (the “Issuer”), and a warrant (the “$2.50 Warrant”) to purchase an additional 125,000 shares (the “Warrant Shares”) of Common Stock exercisable for five years beginning December 30, 2016, at a per share price of $20.00. The Issued Shares were acquired on November 7, 2016, upon exercise of two warrants (the “$0.25 Warrants” and together with the $2.50 Warrant, the “Warrants”): one exercisable for up to 125,000 shares of Common Stock and another exercisable for up to 218,750 shares of Common Stock. The Warrants were acquired from the Issuer as partial consideration under the Master Credit Facility, dated as of June 30 2016, among the Fund, the Issuer and certain subsidiaries of the Issuer (the “Master Credit Facility”) which provides for a revolving credit facility to the Issuer. The number of shares of Common Stock for which the Warrants were exercisable was adjusted for a 1-for-8 reverse split of the Common Stock on September 27, 2016. 97,305 of the shares of Common Stock acquired upon exercise of the $0.25 Warrants were repurchased by the Issuer on November 7, 2016, pursuant to a partial issuer tender offer. The address of the principal executive offices of the Issuer is 801 W. Adams Street, Suite 600, Chicago, Illinois 60607.

Item 4. Purpose of Transaction.

The Fund acquired the Warrants and the Issued Shares in the belief that the Common Stock is undervalued.

On June 30, 2016, the Fund and the Issuer entered into the Master Credit Facility pursuant to which the Fund extended a line of credit to the Issuer and certain of its subsidiaries (the “Loan”). Concurrently, the Fund and the Issuer entered into a Board Representation Agreement (the “Board Agreement”) pursuant to which the Fund was granted the right to nominate persons to serve as directors of the Issuer and, subject to satisfaction of certain conditions, the Issuer agreed to recommend such nominees to the Issuer’s stockholders for election to the Issuer’s Board. In addition, the Reporting Persons had the right to provide information on other qualified Board candidates who could be considered for Board representation based upon the Issuer’s standard policies for the election of Board members as set forth in its annual Proxy Statement.

On November 7, 2016, the Issuer repaid the Loan in full. Concurrent with the repayment of the Loan, the Master Credit Facility and the Board Agreement were terminated.

The Reporting Persons may, from time to time and at any time: (i) acquire additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities, if any, of the Issuer or its affiliates in the open market or otherwise; (ii) dispose of any or all of their Warrants, the Issued Shares or other shares acquired upon exercise of the Warrants in the open market or otherwise; or (iii) engage in any hedging or similar transaction with respect to the Warrants, the Issued Shares or other shares acquired upon exercise of the Warrants.

Item 5. Interest in Securities of the Issuer.

The Reporting Persons may be deemed to beneficially own, in the aggregate 371,445 shares of Common Stock (the “Aggregate Shares”), representing approximately 9.9% of the Issuer’s outstanding capital stock based upon the 3,622,851 shares of the Issuer’s Common Stock stated to be outstanding as of November 9, 2016, in the Issuer’s Form 10-Q filing with the Securities and Exchange Commission on November 14, 2016.

The Fund has the right to require the Issuer to register any shares acquired upon exercise of the Warrants (the “Warrant Shares”) with the Securities and Exchange Commission if the Issuer is registering other shares of Common Stock or if it is eligible to register shares of Common Stock on Form S-3, in each case subject to certain conditions and exceptions.

CUSIP No. 74312Y103	13D	Page 7 of 9 Pages

The Partners, by virtue of their relationship to the Fund, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the Aggregate Shares. The Partners disclaim beneficial ownership of the Aggregate Shares for all other purposes.

The Fund has sole voting power and sole dispositive power with regard to the Aggregate Shares. The Partners have shared voting power and shared dispositive power with regard to the Aggregate Shares.

The following table sets forth all transactions with respect to Aggregate Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Purchase or Sale	Amount of Securities	Price Per Share
White Winston Select Asset Funds, LLC	11/17/16	Purchase (1)	343,750	$2.00
White Winston Select Asset Funds, LLC	11/17/16	Sale (2)	97,305	$9.60

(1)	Shares acquired upon exercise of Warrants.
(2)	Shares sold in Issuer self-tender offer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

CUSIP No. 74312Y103	13D	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITE WINSTON SELECT ASSET FUNDS, LLC

By: /s/ Todd M. Enright
Todd M. Enright
Partner

November 17, 2016

Todd M. Enright

/s/ Todd M. Enright

November 17, 2016

Mark Blundell

/s/ Mark Blundell

November 17, 2016

Donald Feagan

/s/ Donald Feagan

November 17, 2016